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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                    TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 3)


                                   ----------

                                   JOULE INC.
                                (Name of Issuer)

                                   ----------

                                   JOULE INC.
                      (Name of Person(s) Filing Statement)

                                   ----------

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    481109106
                      (CUSIP Number of Class of Securities)

                               Bernard G. Clarkin
                             Chief Financial Officer
                                   Joule Inc.
                               1245 Route 1 South
                            Edison, New Jersey 08837
                                 (732) 548-5444
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
                             Victor H. Boyajian Esq.
                   Sills Cummis Radin Tischman Epstein & Gross
                              One Riverfront Plaza
                                Newark, NJ 07102
                                 (973) 643-7000

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.      [x] A tender offer.

d.      [ ] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction                                        Amount of filing fee (2)
Valuation (1) $ 1,591,646.72                       $ 128.76

--------------------------------------------------------------------------------

(1) For purposes of calculating fee only. This amount is based upon the purchase of 1,047,136 shares of Common Stock par value $0.01 per share of Joule Inc., at a purchase price of $1.52 per share in cash.

(2) The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 7, 2003, equals $80.90 per million dollars of the Transaction Valuation.

[x] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $128.76

Form or Registration No.: Schedule TO

Filing Party: JAC Acquisition Company, Inc.

Date Filed: November 21, 2003

        This Transaction Statement on Schedule 13E-3, as amended, is being filed by Joule Inc., a Delaware corporation ("Joule" or the "Company"). The filing person is the subject company. This Schedule 13E-3 relates to the offer by JAC Acquisition Company, Inc., a Delaware corporation (the "Purchaser") owned by Emanuel N. Logothetis, founder, chairman and chief executive officer of Joule, his sons, Nick M. Logothetis and Steven Logothetis, both of whom are directors of Joule, his wife Helen Logothetis, his daughter, Julie Logothetis, and John G. Wellman, Jr., president and chief operating officer of Joule (the "Purchaser Group"), to purchase all of the outstanding shares of Joule common stock, $0.01 par value per share, not owned by the Purchaser Group for a purchase price of $1.52 per share in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 21, 2003, as amended, and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"), copies of which are filed as Exhibits
(a)(1)(A) and (a)(1)(B) to this Schedule 13E-3. The Offer is described in a Tender Offer Statement on Schedule TO/13e-3 (as amended or supplemented from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "SEC") on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, by Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, by Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and by Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.


        The Schedule TO provides that the Offer is conditioned on, among other things, (i) the tender in the Offer of a sufficient number of shares of common stock such that, after shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Joule common stock (the "Minimum Tender Condition"), which would also mean that at least a majority of the outstanding shares of common stock, excluding shares beneficially owned by the Purchaser Group and the other executive officers and directors of Joule, had been tendered (the "Majority of the Minority Condition"), and (ii) a special committee of independent directors of Joule not having modified or withdrawn its recommendation of the Offer to the unaffiliated stockholders of Joule. The Offer to Purchase states that the Minimum Tender Condition and the Majority of the Minority Condition may not be waived. The Offer is also subject to certain other conditions described in Section 11 of the Offer to Purchase under "The Offer-Certain Conditions of the Offer," which is incorporated herein by reference.

        The Schedule TO further provides that after completion of the Offer, the Purchaser will effect a short-form merger of the Purchaser with the Company (the "Merger") in accordance with the Delaware General Corporation Law ("DGCL"). In the Merger, each share of common stock not then held by the Purchaser Group (other than shares held by persons who properly perfect appraisal rights under Section 262 of the DGCL) would be exchanged for the same consideration received for each share in the Offer. If the Merger is completed, the Company will continue as the surviving corporation and will become wholly owned by the members of the Purchaser Group. The Purchaser Group has stated that, upon completion of the Offer and Merger, it intends to cause the Company to terminate the registration of the common stock under the Securities Exchange Act of 1934, as amended, and delist the Company's shares from the American Stock Exchange, thereby causing Joule to become a privately held company.

        On January 16, 2004, the Purchaser announced that the number of shares of common stock of the Company tendered pursuant to the Offer was not sufficient to satisfy the Minimum Tender Condition of the Offer, and that the Offer has been withdrawn.

        Concurrently with the filing of the original Schedule 13E-3, Joule filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") and Purchaser filed the original Schedule TO. Concurrently with the filing of Amendment No. 1 to the Schedule 13E-3, Joule filed Amendment No. 1 to the Schedule 14D-9 and Purchaser filed Amendment No. 1 to the Schedule TO. Concurrently with the filing of Amendment No. 2 to the Schedule 13E-3, Joule filed Amendment No. 2 to the Schedule 14D-9. Purchaser subsequently filed Amendment No. 2 to the Schedule TO on December 22, 2003, Amendment No. 3 to the Schedule TO on January 5, 2004, and Amendment No. 4 to the Schedule TO on January 16, 2004. The information contained in the Schedule 14D-9 is expressly incorporated herein by reference in response to the items of this Schedule 13E-3. Certain sections contained in the Offer to Purchase, which sections are expressly listed below, are hereby expressly incorporated herein by reference.


        With respect to all information described in this Schedule 13E-3 as contained in the Schedule TO and the Offer to Purchase and all information regarding Purchaser, Joule takes no responsibility for the accuracy or completeness of such information or for any failure by Purchaser to disclose events or circumstances that may affect the significance, completeness or accuracy of any such information.

Item 1. SUMMARY TERM SHEET

        The information contained in the section "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION

        (a)     Name and Address.

        The name of the subject company is Joule Inc., a Delaware corporation. The address of the principal executive offices of the Company is 1245 Route 1 South, Edison, New Jersey 08837. The telephone number of the principal executive offices of the Company is (732) 548-5444.

        (b)     Securities.

        This Schedule 13E-3 relates to the Company's common stock, par value $0.01 per share. As of November 21, 2003, there were 3,683,650 shares of common stock outstanding.

        (c)     Trading Market and Price.

        The information set forth in the Offer to Purchase under the caption "The Offer - Section 6. Price Range of Shares; Dividends; Ownership of and Transactions in Shares" is incorporated herein by reference.

        (d)     Dividends.

        The information set forth in the Offer to Purchase under the caption "The Offer - Section 6. Price Range of Shares; Dividends; Ownership of and Transactions in Shares" is incorporated herein by reference.

        (e)     Prior Public Offerings.

        Not applicable.

        (f)     Prior Stock Purchases.

        Not applicable.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSONS

        (a)     Name and Address.

        The information in Item 1 "Subject Company Information" of the Schedule 14D-9 is incorporated herein by reference.

        The information in the Offer to Purchase under the following captions is incorporated herein by reference:

                Schedule B;
                Schedule C; and
                Schedule D.

        (b)     Business and Background of Entities.

        Not applicable.

        (c)     Business and Background of Natural Persons.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Schedule B;
                Schedule C;
                Schedule D; and
                The Offer - Section 8. Certain Information Concerning Purchaser and the Purchaser Group.

Item 4. TERMS OF THE TRANSACTION

        (a)     Material Terms.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Summary Term Sheet;
                Introduction;
                The Offer - Section 1. Terms of the Offer;
                The Offer - Section 2. Acceptance for Payment and Payment for Shares;
                The Offer - Section 3. Procedures for Tendering Shares;
                The Offer - Section 4. Rights of Withdrawal;
                The Offer - Section 5. Certain Federal Income Tax Consequences of the Offer;
                The Offer - Section 9. Merger; Appraisal Rights; Rule 13e-3; The Offer - Section 11. Certain Conditions of the Offer; and The Offer - Section 14. Certain Effects of the Offer.

        (c)     Different Terms.

                Not applicable.

        (d)     Appraisal Rights.

        The information set forth in the Offer to Purchase under the caption "The Offer - Section 9. Merger, Appraisal Rights; Rule 13e-3" and in Schedule A is incorporated herein by reference.

        (e)     Provisions for Unaffiliated Security Holders.

                None.

        (f)     Eligibility for Listing or Trading.

                Not applicable.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)     Transactions.

        The information set forth in Item 3, "Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9, and in the Offer to Purchase under the following captions is incorporated herein by reference:

        Special Factors - Background of the Offer;
        Special Factors - Transactions between Purchaser, its Affiliates and Joule;
        Special Factors - Conflicts of Interest;
        The Offer - Section 8. Certain Information Concerning Purchaser and the Purchaser Group; and
        Schedule C.

        (b)     Significant Corporate Events.

        The information set forth in Item 4(b), "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion," of the Schedule 14D-9 and in the Offer to Purchase under the following captions is incorporated herein by reference:

        Special Factors - Background of the Offer;
        Special Factors - Reasons for and Purpose of the Offer and the Merger;
        and
        Special Factors - Purchaser's Plans for Joule.

        (c)     Negotiations or Contacts.

        The information set forth in Item 4(b), "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion," of the Schedule 14D-9 and in the Offer to Purchase under the following captions is incorporated herein by reference:

        Special Factors - Background of the Offer;
        Special Factors - Reasons for and Purpose of the Offer and the Merger;
        and
        Special Factors - Purchaser's Plans for Joule.

        (e)     Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        Special Factors - Background of the Offer;
        Special Factors - Purchaser's Plans for Joule; and
        The Offer - Item 8. Certain Information Concerning Purchaser and the Purchaser Group.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OF PROPOSALS

        (b)     Use of Securities Acquired.

        The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

                Introduction;
                Summary Term Sheet;
                Special Factors - Purchaser's Plans for Joule;
                The Offer - Section 9. Merger; Appraisal Rights; Rule 13e-3; and The Offer - Section 14. Certain Effects of the Offer.

        (c)     Plans.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Introduction;
                Summary Term Sheet;
                Special Factors - Background of the Offer;
                Special Factors - Purchaser's Plans for Joule;
                Special Factors - Conflicts of Interests;
                The Offer - Section 9. Merger; Appraisal Rights; Rule 13e-3;

                The Offer - Section 12. Dividends and Distributions; and The Offer - Section 14. Certain Effects of the Offer.

Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

        The information set forth in Item 4(b) under the caption "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion" in the Schedule 14D-9 is incorporated herein by reference.

        (a)     Purposes.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Special Factors - Background of the Offer; and
                Special Factors - Reasons for and Purpose of the Offer and the Merger.

        (b)     Alternatives.

        The information set forth at Item 4(b), "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion," in the Schedule 14D-9 is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Special Factors - Background of the Offer; and
                Special Factors - Reasons for and Purpose of the Offer and the Merger.

        (c)     Reasons.

        The information set forth at Item 4(b) in the Schedule 14D-9 under the caption "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion" and in the Offer to Purchase under the following captions is incorporated herein by reference:

                Special Factors - Background of the Offer; and
                Special Factors - Reasons for and Purpose of the Offer and the Merger.

        (d)     Effects.

        The information in the Schedule 14D-9 under Item 2 "Identity and Background of Filing Person" and under Item 4(b), "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion" is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Introduction;

                Special Factors - Background of the Offer;
                Special Factors - Reasons for and Purpose of the Offer and the Merger;
                Special Factors - Purchaser's Plans for Joule;
                Special Factors - Recommendation of the Special Committee; Fairness of the Offer and the Merger;
                The Offer - Section 5. Certain Federal Income Tax Consequences of the Offer;
                The Offer - Section 9. Merger; Appraisal Rights; Rule 13e-3; and The Offer - Section 14. Certain Effects of the Offer.

Item 8. FAIRNESS OF THE TRANSACTION

        (a)     Fairness.

        The information set forth at Item 4(b) in the Schedule 14D-9 entitled "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion" is incorporated herein by reference.

        (b)     Factors Considered in Determining Fairness.

        The information set forth at Item 4(b) in the Schedule 14D-9 entitled "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion" is incorporated herein by reference.

        (c)     Approval of Security Holders.

        The information set forth at Item 4(b) in the Schedule 14D-9 under the caption "Reasons for the Recommendation of the Special Committee" is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated herein by reference.

        (d)     Unaffiliated Representative.

        The information in the Schedule 14D-9 set forth in Item 4(b) entitled "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion" and Item 5 entitled the caption "Person/Assets Retained, Employed, Compensated or Used" is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the caption "Special Factors - Opinion of the Financial Advisor" is incorporated herein by reference.

        (e)     Approval of Directors.

        The information set forth at Item 4(a) entitled "Recommendation of the Special Committee" and Item 4(b) entitled "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion" in the Schedule 14D-9 is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Introductions;
                Summary Term Sheet;
                Special Factors - Background of the Offer; and
                Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger.

        (f)     Other Offers.

        The information in the Schedule 14D-9 at Item 4(b) under the caption "Background" is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Special Factors - Background of the Offer; and
                Special Factors - Recommendation of the Special Committee; Fairness of the Offer and the Merger.

Item 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

        (a) The information set forth at Item 4(b) under the caption "Fairness Opinion" in the Schedule 14D-9 is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Special Factors - Background of the Offer; and
                Special Factors - Opinion of Financial Advisor.

        (b) The information set forth at Item 4(b) entitled "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion" and
Item 5 entitled "Person/Assets Retained, Employed, Compensated or Used" in the
Schedule 14D-9 is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Special Factors - Background of the Offer; and
                Special Factors - Opinion of Financial Advisor.

        (c) The information set forth at Item 4(b) under the caption "Fairness Opinion" in the Schedule 14D-9 is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the caption "Special Factors - Opinion of Financial Advisor" is incorporated herein by reference.

Item 10. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

        (a)     Source of Funds.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Summary Term Sheet; and
                The Offer - Section 10. Source and Amount of Funds.

        (b)     Conditions.

        The information set forth in the Offer to Purchase under the caption "The Offer - Section 10. Source and Amount of Funds" is incorporated herein by reference.

        (c)     Expenses.

        The information in the Schedule 14D-9 set forth at Item 4(b) under the caption "Fairness Opinion" and Item 5 "Person/Assets Retained, Employed, Compensated or Used" is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the caption "The Offer - Section 15. Fees and Expenses" is incorporated herein by reference.

        (d)     Borrowed Funds.

        The information set forth in the Offer to Purchase under the caption "The Offer - Section 10. Source and Amount of Funds" is incorporated herein by reference.

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a)     Securities Ownership.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Schedule B;
                Schedule C; and
                Schedule D.

        (b)     Securities Transactions.

        The information set forth under Item 6 of the Schedule 14D-9 entitled "Interest in Securities of the Subject Company" is incorporated herein by reference.

Item 12. THE SOLICITATION OR RECOMMENDATION

        (d)     Intent to Tender or Vote in a Going-Private Transaction.

        The information set forth under Item 4(c) of the Schedule 14D-9 entitled "Intent to Tender" is incorporated herein by reference.

        (e)     Recommendations of Others.

        The information set forth under Items 4(a) and (b) of the Schedule 14D-9 entitled "Recommendation of the Special Committee" and "Background; Reasons for the Recommendation of the Special Committee; Fairness Opinion," respectively, is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

                Special Factors - Background of the Offer;
                Special Factors - Reasons for and Purpose of the Offer and the Merger;
                Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger; and
                Special Factors - Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger.

Item 13. FINANCIAL STATEMENTS

        (a)     Financial Information.

        The information set forth in the Offer to Purchase under the caption "The Offer - Section 7. Certain Information Concerning Joule" is incorporated herein by reference.

        Selected Consolidated Financial Information. The following table sets forth summary historical consolidated financial data for Joule as of and for each of the fiscal years ended September 30, 2002 and 2001 and for the nine month periods ended June 30, 2003 and 2002.

        This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in or filed as an exhibit to Joule's Annual Reports on Form 10-K for the fiscal years ended September 30, 2002 and September 30, 2001 and Quarterly Reports on Form 10-Q for the periods ended June 30, 2003 and June 30, 2002, including the notes thereto. These documents, including the exhibits filed therewith, are incorporated by reference in this Schedule 13E-3. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by Joule with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents can be obtained electronically on the SEC's website at www.sec.gov and are available for inspection at the public reference room at the SEC's offices at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                                                  NINE MONTHS ENDED                   YEAR ENDED
                                                     (unaudited)             ----------------------------
                                           ------------------------------     SEPTEMBER       SEPTEMBER
                                           JUNE 30, 2003    JUNE 30, 2002      30, 2002        30, 2001
                                           -------------    -------------    ------------    ------------
STATEMENTS OF OPERATIONS DATA:
Revenues ................................. $  51,325,000    $  54,232,000    $ 72,796,000    $ 78,654,000
Income (loss) before income taxes ........      (516,000)        (485,000)       (259,000)        991,000
Net income (loss) ........................      (314,000)        (269,000)       (162,000)        622,000
Basic and diluted (loss) earnings per
 share ...................................         (0.09)           (0.07)          (0.04)           0.17
BALANCE SHEET DATA (At End of Period):
Total current assets .....................     9,421,000        9,555,000      10,888,000      12,487,000
Property and equipment, net ..............     3,881,000        4,410,000       4,269,000       4,612,000
Total assets .............................    14,813,000       15,245,000      16,499,000      18,331,000
Total current liabilities ................     5,937,000        6,171,000       7,303,000       9,024,000
Total liabilities ........................     6,187,000        6,412,000       7,561,000       9,231,000
Stockholders' equity .....................     8,626,000        8,833,000       8,938,000       9,100,000

        Joule historically has not reported a ratio of earnings to fixed charges. The book value per share of Joule common stock was $2.34 per share as of June 30, 2003.

        (b)     Pro Forma Information.

                Not applicable.

Item 14. PESON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)     Solicitations or Recommendations.

        The information set forth at Item 5 in the Schedule 14D-9 under the caption "Persons/Assets Retained, Employed, Compensated or Used" is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the caption "The Offer - Section 15. Fees and Expenses" is incorporated herein by reference.

        (b)     Employees and Corporate Assets.

        The information set forth at Item 5 in the Schedule 14D-9 under the caption "Person/Assets Retained, Employed, Compensated or Used" is incorporated herein by reference.

        The information set forth in the Offer to Purchase under the caption "The Offer - Section 15. Fees and Expenses" is incorporated herein by reference.

Item 15. ADDITIONAL INFORMATION

        (b)     Other Material Information.

        The information contained in the Offer to Purchase is incorporated herein by reference.

Item 16. EXHIBITS

EXHIBIT NO.       DESCRIPTION


(a)(1)(A)         Offer to Purchase, incorporated by reference to Exhibit
                  (a)(1)(i) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

(a)(1)(B) Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

(a)(1)(C) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

EXHIBIT NO.       DESCRIPTION


(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(v) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

(a)(1)(F) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(vi) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.


(a)(3)(A) Schedule 14D-9, filed by the Company with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule 14D-9 filed by the Company with the SEC on December 17, 2003 and by Amendment No. 2 to the Schedule 14D-9 filed by the Company with the SEC on December 19, 2003, is incorporated by reference.

(a)(5)(A) Press Release issued by the Company on August 21, 2003 announcing Purchaser Group's proposal of the Offer, incorporated by reference to the Company's Current Report on Form 8-K, filed by the Company with the SEC on August 21, 2003.


(a)(5)(B) Press Release issued on November 21, 2003 announcing the commencement of the Offer, incorporated by reference to Exhibit (a)(1)(ix) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

EXHIBIT NO.       DESCRIPTION


(a)(5)(C) Summary newspaper advertisement, incorporated by reference to Exhibit (a)(1)(vii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

(a)(5)(D) Press Release issued by Purchaser on December 22, 2003 announcing the extension of the Offer period, incorporated by reference to Exhibit (a)(1)(xi) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

(a)(5)(E) Text of letter from Purchaser to stockholders of the Company regarding the Offer, incorporated by reference to Exhibit
                  (a)(1)(xii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

(a)(5)(F) Press Release issued on January 16, 2004 announcing the withdrawal of the Offer, incorporated by reference to Exhibit
                  (a)(1)(xiii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.


(b)               Commitment Letter from Fleet Capital Corporation to JAC

EXHIBIT NO.       DESCRIPTION


                  Acquisition Company, Inc, incorporated by reference to Exhibit
                  (b) of the Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

(c) Fairness Opinion from Updata Capital, Inc. to the Special Committee, dated November 11, 2003, incorporated by reference to Annex A on Schedule 14D-9 filed by the Company with the SEC on November 21, 2003, as amended by Amendment No. 1 to the
                  Schedule 14D-9 filed by the Company with the SEC on December 17, 2003 and by Amendment No. 2 to the Schedule 14D-9 filed by the Company with the SEC on December 19, 2003.

(d) Form of Exchange Agreement, incorporated by reference to Exhibit (d) of the Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.


(e)(1) Relevant Portion of the Company's Annual Meeting Proxy Statement, incorporated by reference to section "Compensation of Executive Officers -Certain Transactions" of the Proxy Statement on Schedule 14A, filed with the SEC on January 3, 2003.


(e)(2) Form of Indemnification Agreement between Company and Independent Directors, incorporated by reference to the
                  Schedule 14D-9 filed by the Company with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule 14D-9 filed by the Company with the SEC on December 17, 2003 and by Amendment No. 2 to the Schedule 14D-9 filed by the Company with the SEC on December 19, 2003.


(e)(3) Certificate of Incorporation of Joule, incorporated by reference to

EXHIBIT NO.       DESCRIPTION

                  Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 33-7617) (the "Form S-1").

(e)(4)            Bylaws of Joule, as amended, incorporated by reference to
                  Exhibit 3.2 to the Form S-1.


(f) Excerpts of Section 262 of the Delaware General Corporation Law, incorporated by reference to Schedule A of the Offer to Purchase filed as Exhibit (a)(1)(i) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.


(g)               Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 JOULE INC.

                                                 By: /s/ Bernard G. Clarkin
                                                     ---------------------------
                                                 Name: Bernard G. Clarkin
                                                 Title: Vice President and Chief
                                                 Financial Officer


Dated: January 16, 2004

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION


(a)(1)(A) Offer to Purchase dated November 21, 2003, incorporated by reference to Exhibit (a)(1)(i) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.

(a)(1)(B) Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.

(a)(1)(C) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.


(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by

EXHIBIT NO.       DESCRIPTION


                  reference to Exhibit (a)(1)(v) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.

(a)(1)(F) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(vi) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.


(a)(3)(A) Schedule 14D-9, filed by the Company with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule 14D-9 filed by the Company with the SEC on December 17, 2003 and by Amendment No. 2 to the Schedule 14D-9 filed by the Company with the SEC on December 19, 2003, is incorporated by reference.

(a)(5)(A) Press Release issued by the Company on August 21, 2003 announcing Purchaser Group's proposal of the Offer, incorporated by reference to the Company's Current Report on Form 8-K, filed by the Company with the SEC on August 21, 2003.


(a)(5)(B) Press Release issued on November 21, 2003 announcing the commencement of the Offer, incorporated by reference to Exhibit (a)(1)(ix) of Schedule TO, filed by Purchaser with SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.


(a)(5)(C) Summary newspaper advertisement, incorporated by reference to Exhibit (a)(1)(vii) of Schedule TO, filed by Purchaser with the SEC

EXHIBIT NO.       DESCRIPTION


                  on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.

(a)(5)(D) Press Release issued by Purchaser on December 22, 2003 announcing the extension of the Offer period, incorporated by reference to Exhibit (a)(1)(xi) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

(a)(5)(E) Text of letter from Purchaser to stockholders of the Company regarding the Offer, incorporated by reference to Exhibit
                  (a)(1)(xii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.

(a)(5)(F) Press Release issued on January 16, 2004 announcing the withdrawal of the Offer, incorporated by reference to Exhibit
                  (a)(1)(xiii) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 to the Schedule TO filed by Purchaser with the SEC on January 16, 2004.


(b) Commitment Letter from Fleet Capital Corporation to JAC Acquisition Company, Inc, incorporated by reference to Exhibit
                  (b) of the Schedule TO, filed by Purchaser with the SEC on November

EXHIBIT NO.       DESCRIPTION


                  21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.

(c) Fairness Opinion from Updata Capital, Inc. to the Special Committee, dated November 11, 2003, incorporated by reference to Annex A on Schedule 14D-9 filed by the Company with the SEC on November 21, 2003, as amended by Amendment No. 1 to the
                  Schedule 14D-9 filed by the Company with the SEC on December 17, 2003 and by Amendment No. 2 to the Schedule 14D-9 filed by the Company with the SEC on December 19, 2003.

(d) Form of Exchange Agreement, incorporated by reference to Exhibit (d) of the Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.


(e)(1) Relevant Portion of the Company's Annual Meeting Proxy Statement, incorporated by reference to section "Compensation of Executive Officers -Certain Transactions" of the Proxy Statement on Schedule 14A, filed with the SEC on January 3, 2003.


(e)(2) Form of Indemnification Agreement between Company and Independent Directors, incorporated by reference to the
                  Schedule 14D-9 filed by the Company with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule 14D-9 filed by the Company with the SEC on December 17, 2003 and by Amendment No. 2 to the Schedule 14D-9 filed by the Company with the SEC on December 19, 2003.


(e)(3) Certificate of Incorporation of Joule, incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 33-7617) (the "Form S-1").

EXHIBIT NO.       DESCRIPTION

(e)(4)            Bylaws of Joule, as amended, incorporated by reference to
                  Exhibit 3.2 to the Form S-1.


(f) Excerpts of Section 262 of the Delaware General Corporation Law, incorporated by reference to Schedule A of the Offer to Purchase filed as Exhibit (a)(1)(i) of Schedule TO, filed by Purchaser with the SEC on November 21, 2003, as amended by Amendment No. 1 to the Schedule TO filed by Purchaser with the SEC on December 17, 2003, Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on December 22, 2003, Amendment No. 3 to the Schedule TO filed by Purchaser with the SEC on January 5, 2004, and Amendment No. 4 filed by Purchaser with the SEC on January 16, 2004.


(g)               Not applicable.